Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

February 13, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Stacie Gorman

Re:	Strategic Wireless Infrastructure Fund II, Inc. Draft Registration Statement on Form S-11 Submitted April 12, 2022 CIK No. 0001868516

Ladies and Gentlemen:

This letter sets forth the confidential response of our client, Strategic Wireless Infrastructure Fund II, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 9, 2022, pertaining to the Draft Registration Statement on Form S-11 (the “Draft Registration Statement”) that was confidentially submitted to the Commission on April 12, 2022. The Company has prepared and confidentially submitted herewith Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) in response to the comments from the Staff.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the prospectus portion (the “Prospectus”) of Amendment No. 1.

Draft Registration Statement on Form S-11 Submitted April 12, 2022

General:

1.	Please revise your filing to include financial statements of the company. Please refer to Article 8 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company revised the disclosure in Amendment No. 1 to include the required financial statements pursuant to Article 8 of Regulation S-X.

2.	Please provide what consideration you gave to providing Rule 8-06 financial statements and related pro forma financial information for any significant acquisitions. Please refer to Rules 8-05 and 8-06 of Regulation S-X.

February 13, 2024 Page 2

The Company advises the Staff that it considered the significance test for each of the properties acquired or to be acquired and determined that none were significant based on both (i) the requirements in Rule 3-14 of Regulation S-X (“Rule 3-14”), (ii) the final rules adopted by the Commission in its May 20, 2020 Release: “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (Release No. 33-10786, File No. S7-05-19) (the “Final Rules”) and (iii) blind pool offering rules subject to the undertaking set forth in Item 20.D of Industry Guide 5 through the use of significance tests specified in Section 2325.3 of the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”).

In applying the blind-pool offering rules under the significance test, the Company has determined that the purchase price of each of its properties is less than 20% of the combination of the Company’s assets plus the proceeds (net of commissions) that the Company in good faith expects to raise in its offering over the next twelve months per section 2325.3 of the FRM. Therefore, the Company determined that it is not required to provide financial statements for any of its properties in connection with the filing of its registration statement on Form S-11.

The Company and its advisor, in consultation with the Company’s dealer manager, continuously evaluate the estimated amount of net proceeds expected to be raised in the following 12 months on a monthly basis for numerous purposes, including without limitation, to determine whether financial statements are required for property acquisitions and in managing the overall business of the Company’s sponsor and advisor (e.g., anticipated growth of the Company requiring hiring of more personnel, etc.). The principals of the Company’s dealer manager, along with its wholesalers, have significant fundraising experience in the non-traded alternatives industry in the independent broker-dealer distribution channel. Specifically, the Company’s dealer manager previously raised capital for six public non-traded programs, for which they raised approximately $2.3 billion in capital over a 36-month period, and more than $4.7 billion across all programs (private and public).

February 13, 2024 Page 3

The Company also evaluated whether pro forma financial statements consistent with Article 11 would be required for the Company pursuant to Rule 8-05 of Regulation S-X. Consistent with the above conclusions regarding the significance of individual property acquisitions, the acquisitions of real estate operating properties individually were not significant; therefore, the Company concluded that none of the acquisitions individually or in the aggregate triggered the pro forma financial statement presentation requirement.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:

The Company acknowledges its responsibility for analyzing the applicability of tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share repurchase program (“Share Repurchase Program”). The Company believes the share repurchase program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. By way of illustration, set forth below is a table that sets forth the key features underlying the relief granted to Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016) and a comparison of the features in the Company’s Share Repurchase Program.

February 13, 2024 Page 4

Key Features of Share Repurchase Program	Blackstone REIT	Company
• All material information relating to the Share Repurchase Program will be fully and timely disclosed to all stockholders. The terms of the Share Repurchase Program will be fully disclosed in the Prospectus as well as any prospectus used for subsequent offerings, and the most recently determined NAV per share for each class of the Company’s common stock will always be available on the Company’s website and toll-free information line.	√	√

• The Company will not solicit repurchases under the Share Repurchase Program other than through the Prospectus and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s common stock. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Share Repurchase Program will be ministerial.	√	√

• Shares will be repurchased monthly under the Share Repurchase Program at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month (Blackstone REIT)/quarter(the Company), and the Company will file prospectus supplements with the SEC with such frequency as is required by the Securities Act, disclosing the historical NAV per share of each class of shares and also provide each month (Blackstone REIT)/quarter (the Company) the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the Share Repurchase Program, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common stock.	√	√

February 13, 2024 Page 5

• Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month.	√	√

• Repurchases under the Share Repurchase Program will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the Company’s aggregate NAV as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the Company’s aggregate NAV as of the last calendar day of the previous calendar quarter.	√	√

• If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Share Repurchase Program for such month will be made on a pro rata basis.	√	√

• Stockholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable month.	√	√

• Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Share Repurchase Program will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company’s website.	√	√

• There will be no established regular trading market for the Company’s common stock. The Share Repurchase Program will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.	√	√

February 13, 2024 Page 6

• The Share Repurchase Program is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.	√	√

• The Share Repurchase Program is open to all stockholders with respect to shares issued in the public offering.	√	√

Accordingly, for the aforementioned reasons, the Company believes the Share Repurchase Program is consistent with the relief granted by the Division in the prior no-action letters.

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response:

The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Share Repurchase Program and (ii) considering all of the elements of the Share Repurchase Program in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter, dated October 22, 2007, granted to Alston & Bird LLP. The Company reviewed the applicability of Regulation M to the Share Repurchase Program and determined that the Share Repurchase Program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

Cover Page

5.	We note you are a perpetual life REIT. Please revise your risk factor bullet points to disclose that you have no requirement to ever provide liquidity.

Response: The Company revised the disclosure on the cover page of Amendment No. 1 in response to the Staff’s comment.

February 13, 2024 Page 7

Prospectus Summary

What is Strategic Wireless Infrastructure Fund II, Inc.?, page 1

6.	Please describe each class of shares and units offered in your private offerings and the rights associated with each security, including the rights to distributions from the Operating Partnership, the rights under your share repurchase program, and voting rights. If applicable, update your beneficial ownership table on page 147 to reflect the sale of the securities in your private offerings.

Response: The Company revised its disclosure on page 1 of the Prospectus under the heading “What is Strategic Wireless Infrastructure Fund II, Inc.” to include cross-references to the section of the Prospectus entitled “Description of Capital Stock”, which section includes all information regarding the rights of the classes of shares and interests of operating partnership units (“OP Units”) offered in the Company’s private offerings. In addition, the Company revised its disclosure on page 1 of the Prospectus to note that the terms of the Share Repurchase Program described in the Prospectus apply to the private common shares offered in the Company’s private offering of common stock, and to include a cross-reference to the section of the Prospectus entitled “Summary of Our Operating Partnership – Class P Units and Class PX Units”, which summarizes the redemption terms applicable to Class P OP Units and Class PX OP Units. Further, the Company hereby undertakes to revise the beneficial ownership table in the Prospectus as requested following the termination of its common stock offering and to reflect the sales of Class P and Class PX OP Units, as applicable.

Do your investment guidelines overlap...?, page 5

7.	Please identify the affiliates that are currently raising funds and purchasing property.

Response: The Company revised its disclosure on page 6 of the Prospectus to identify the affiliated investment vehicles that are subject to the sponsor’s investment allocation policy and to clarify that no other affiliated investment vehicles are currently raising investor funds. The Company notes, however, that it included disclosure regarding the Company’s entry into a joint venture with DataCom, LP on December 8, 2022, pursuant to which the joint venture will acquire fiber and wireless assets that meet the Company’s investment guidelines (the “DataCom Joint Venture”). The Company, through its operating partnership, holds a 51% ownership interest in theDataCom Joint Venture. The Company and any joint ventures that it is a party to, DataCom Joint Venture, will be viewed as separate alternative investment solutions for purposes of the Company’s sponsor’s acquisition allocation policy. As disclosed on page 6 of to the joint venture in accordance with the sponsor’s acquisition allocation policy that is disclosed in the Prospectus. Pursuant to the sponsor’s acquisition allocation policy, in resolving any such conflicts, the sponsor, through its subsidiary advisors and managers, will allocate potential investment opportunities to its advised entities based on the following objective factors:, (1) investment size; (2) investment objectives; (3) investment funding capacity; (4) leverage requirements; (5) projected return profile; (6) expected distributions; (7) stability of cash flows; (8) expected additional capital requirements; (9) geography and location; (10) legal, tax, accounting and regulatory issues; (11) exit strategy; (12) follow-on acquisition potential; (13) strategic relationships with tenants/operators; and (14) expected hold period of the investment. In the event all acquisition allocation factors have been exhausted and an investment opportunity remains equally suitable for one or more alternative investment solutions, the sponsor will offer the investment opportunity to the alternative investment solution that has had the longest period of time elapse since it was offered an investment opportunity.

February 13, 2024 Page 8

Risk Factors

If we internalize our management functions..., page 43

8.	Please describe in greater detail the specific risks if your advisor is internalized by an affiliate.

Response:

The Company revised the Risk Factor on page 45 of the Prospectus entitled “If we internalize our management functions, the percentage of outstanding capital stock owned by our other stockholders could be reduced, and we could incur other significant costs associated with being self-managed” to describe in greater detail specific risks to investors.

Management, page 97

9.	Please clarify with dates each executive officer's and director's employment experience during the past 5 years. See Item 401 of Regulation S-K.

Response: The Company revised the disclosure beginning on page 104 of the Prospectus under the caption entitled “Executive Officers and Directors” to clarify the dates of each executive officer’s and director’s employment experience during the past 5 years in accordance with Item 401 of Regulation S-K.

Prior Performance Summary, page 133

10.	Please provide all the disclosure required by Item 8 of Guide 5. For example, disclose the properties location by region and the percentage of new, used or construction properties.

Response:

The Company revised the disclosure on page 152 under the caption entitled “Prior Performance Summary” in Amendment No. 1 to provide all disclosure required by Item 8 of Industry Guide 5.

February 13, 2024 Page 9

Stock Ownership of Certain Beneficial Owners and Management, page 147

11.	For StratCap Investment Management, LLC, please provide the names of the natural persons with voting or dispositive control over the company’s securities.

Response: The Company notes that as of the date of the submission of the First Amendment, StratCap Investment Management, LLC is not a 5% or greater beneficial owner of the Company’s shares of common stock. Therefore, in accordance with Item 403 of Regulation S-K, the Company did not revise the beneficial ownership table on page 166 of the First Amendment under the caption “Stock Ownership of Certain Beneficial Owners and Management” to include natural persons with voting and dispositive power of the shares held by StratCap Investment Management, LLC. The Company notes to the Staff that it revised its disclosure in the beneficial ownership table on page 166 of the First Amendment under the caption “Stock Ownership of Certain Beneficial Owners and Management” to instead indicate that StratCap Investment Management, LLC owns less than 1% of the Company’s outstanding shares of common stock.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 885-2546.

Sincerely,

/s/ Mary Katherine Rawls
Mary Katherine Rawls
Partner